October 15, 2007

Via EDGAR and Overnight Delivery

Greg Belliston

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	BioForm Medical, Inc.
Amendment No. 2 Registration Statement on Form S-1 (File No. 333-145584)

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (“BioForm” or the “Company”), we are responding to the Staff’s letter dated October 9, 2007 (the “Comment Letter”), relating to Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and BioForm is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Summary

1.	We note the revisions pursuant to comments 9 and 14. Since you now state that other current or future products may claim some of the same benefits Radiesse provides, please revise the “BioForm Solution” heading on page 3 so that it makes clear that the “Solution[s]” are not exclusive to BioForm’s product. Also, please clarify whether the perceived advantages to which you are referring relate to current, future, or both current and future products and also clarify the specific types of advantages that these products entail. Similarly revise the corresponding disclosure on page 48 of the Business section.

In response to the Staff’s comment, the Registration Statement has been revised in the Summary and the corresponding Business section to make it clear that the Company believes Radiesse has a unique combination of attributes.

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

Use of Proceeds

2.	We note the revisions pursuant to comment 28.

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The second, third, and fourth bullet points identify only BioGlue and Radiesse as products that you plan to use the proceeds on. Please confirm in your response letter that you do not currently plan to use the proceeds on any other products. If you do plan to use the proceeds on other products, identify the products in your filing, and identify the development activities you plan to pursue and the anticipated amount of proceeds for each activity.

•

Please clarify in the third bullet point whether you anticipate that the funds from this offering will be sufficient to complete the pivotal study. If they will not be, state the expected source of the additional funds that will be required.

We confirm that the Company has no current plans to use the proceeds on any other product besides Radiesse, BioGlue and, as already disclosed in the fourth bullet, other dermal filler products currently in research and development. The Registration Statement has been revised to also add clarification in the third bullet point to note that the funds are anticipated to be sufficient to complete the pivotal study.

Management’s Discussion and Analysis or Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense

3.

We acknowledge the additional disclosure added in response to comment 33. Your method of averaging the values determined by the income approach and the market approach does not appear to be an acceptable method of determining your enterprise value. You may consider both approaches to corroborate each other, but averaging two different methods does not appear appropriate. The selection of the most appropriate method should include consideration of factors such as history, nature, stage of development of the enterprise, the nature of its assets and liabilities, the company’s capital structure and other pertinent factors. If the enterprise value is significantly different with the two methods considered, explain why you believe the method chosen is appropriate. Please revise your disclosures to identify and

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

describe in more detail the methods considered and the method ultimately selected to determine the enterprise value and the reason the method chosen is the most appropriate.

The Company acknowledges and agrees with the Staff’s comment. As the Staff notes, standard valuation practice includes consideration of multiple methods in developing a valuation. The Company considered the following items in evaluating which method was appropriate:

•	the Company has several years of operating history;

•	by the start of fiscal 2007 the Company had sufficient market presence and sales to forecast its future operating results with a reasonable degree of accuracy;

•	there are several publicly traded companies in the same or similar lines of business; and

•	the Company’s operations are not capital intensive.

Based on the factors noted above, the Company concluded that the asset method would not yield a reliable estimate of its enterprise value. The Company believes that the income and market methods are equally appropriate and supportable for use in preparing a reliable estimate of the Company’s enterprise value. The Company obtained valuations using both methods and placed equal weight on the results from each method in determining the Company’s enterprise value. The enterprise values determined using these two methods were very close (less than 5% difference) on each occasion that valuation was measured. Consequently, the selection between an enterprise value determined using only one of the methods and the enterprise value determined by equally weighting both chosen methods will not result in a material difference in the enterprise value or the corresponding fair market value of the Company’s common stock. The Company has revised the Registration Statement accordingly.

4.	Refer to your response to comment 34. Please file the consent of the valuation specialist prior to going effective.

We acknowledge the Staff’s comment and have filed the consent of the valuation specialist with Amendment No. 2.

5.

Disclose the significant assumptions used by the method used in determining the fair value of the enterprise for each valuation date. For example, if using the market approach and different facts and circumstances existed at different valuation dates, discuss how your comparables changed and if your comparables stayed the same,

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

clarify why. Discuss why the comparables are considered comparable at each valuation dated addressing entity size, stage of development, collaborations, product indications, etc. If using the income approach, discuss forecasted cash flows, their respective probabilities, risk adjustments to expected cash flow, the growth rate implicit within the terminal value, and the discount rate, etc. Explain why you believe your assumptions are appropriate. Disclose any other factors or assumptions in determining your enterprise value, including those used in allocating the fair value between common and preferred stock.

In response to the Staff’s comment, the Registration Statement has been revised to indicate the significant assumptions used in determining the fair value of the enterprise for each valuation date, why the Company believes those assumptions are appropriate, and other factors and assumptions used in determining the Company’s enterprise value, including those used in allocating the fair value between common and preferred stock.

6.	When an IPO price has been set, please disclose each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. In addition, refer to comment 35. Please continue to update your table on page 37 for any grants or equity issuances up until the time of effectiveness of your registration statement.

In response to the Staff’s comment, and also in response to Comment No. 3, the Company has added additional disclosure regarding significant factors taken into account in the contemporaneous independent valuations that contributed to the fair value as of the date of each grant. Supplementally, we advise the Staff that the Company currently anticipates including in the next amended filing an IPO price in the range of $9-$11 per share of common stock. Additionally, the stock grant table will be updated for any grants or equity issuances up until the time of effectiveness of the Registration Statement. This table also footnotes the estimated IPO price, which will be filled in when the price range is included.

Our Products

7.	We note your response to comment 36. To clarify the extent to which you rely or do not rely upon the Radiesse Voice and Voice Gel products, please either disclose the amount of revenue attributable to these products for the last fiscal year or state that the revenues attributable to these products are immaterial in amount.

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

In response to the Staff’s comment, the Registration Statement has been revised to indicate that revenues attributable to Radiesse Voice and Voice Gel products are immaterial in amount.

Nasolabial Fold Clinical Trial

8.	We note the revisions pursuant to comment 37. We reissue the comment because the revised disclosure does not appear to provide the information requested by the comment. Please provide the FDA’s rationale for and the circumstances related to requiring a post-marketing study of Radiesse in people of color.

In response to the Staff’s comment, the Registration Statement has been revised to provide the FDA’s rationale for and the circumstances related to requiring a post-marketing study of Radiesse in people of color.

Competition

9.	Please explain why you do not include Artes Medical, Inc. in the list of competitors on page 57. Considering that you license technology from Artes because of a patent infringement dispute and the fact that Artes sells filler products, the would appear to be a competitor.

In response to the Staff’s comment, the Registration Statement has been revised to add reference to Artes Medical as a competitor.

Acquired and In-Licensed Rights

10.	We note your response to comment 39, and we reissue the comment in part.

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The agreements with Kreussler, Cryolife, and Bristol Myers-Squibb appear to be material because the technologies you obtained through these agreements appear to be material to your business. Please file these three agreements as exhibits to your registration statement. If you do not believe they are required to be filed, please provide a detailed analysis based on Item 601(b)(10) of Regulation S-K supporting your position.

•	Although we note the brief discussion of the agreements with Kreussler and Cryolife on pages 30-31 of the MD&A section, you should provide a more

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

complete discussion of these agreements’ material terms in the Business section. The discussion for each agreement should include all of the provisions identified in prior comment 39. It should also state, as stated in prior comment 21, which party has the obligation to protect patents covered by the agreements and whether the other party has the right to take action to protect the patents.

•	Please state when your royalty obligations to Bristol-Myers Squibb expire.

In response to the Staff’s comment, we respectfully advise the Staff that the Company continues to believe that its agreements with Kreussler, CryoLife and Bristol Myers-Squibb are not material agreements required to be filed as exhibits based upon Item 601(b)(10) of Regulation S-K.

Kreussler and CryoLife. Each of these agreements is for U.S. distribution of a product that is not approved for sale in the United States. These products have to successfully complete development efforts and have submitted an application for and obtained FDA regulatory approval before the Company will have the potential to derive any revenue from them. As disclosed in the Registration Statement, the application for the Aethoxysklerol product will not be submitted for FDA review until at least 2008 and the BioGlue product is only in early feasibility trials. Accordingly, the Company does not believe the technologies it has obtained (in the form of distribution rights) are material to its business. In the event that either product ultimately obtains FDA approval, the Company expects the corresponding agreement would become a material contract and would be filed with a periodic report pursuant to S-K Item 601.

Given the above facts, we respectfully advise the Staff that neither agreement is currently “material” to the Company (under Item 601(b)(10)(ii)(B) of Regulation S-K) and the Company is not “substantially dependent” (under Item 601(b)(10)(ii)(B) of Regulation S-K), on the distribution of the products provided for under these agreements nor does the Company’s business as currently conducted depend on these agreements to a material extent. Additionally, during the development of the products, the Company believes that its financial obligations under each agreement are “immaterial in amount or significance” and therefore would not need to be filed under Item 601(b)(10)(ii)(B).

Bristol Myers Squibb: With respect to the Bristol Myers Squibb, or BMS, agreement, we respectfully advise the Staff that the principal assets acquired in that asset purchase included the patents protecting the Radiesse technology, a facility lease, know-how and in-process research and development information. These assets are not subject to a license with BMS, but are instead, as described throughout the Registration Statement, assets owned by BioForm. We no longer rely on BMS for any activities supporting this program. We have no ongoing license from BMS for any technology, as all the technology was fully acquired and is owned by BioForm. BMS has no rights or obligations whatsoever to the patents or other assets of BioForm transferred under this agreement. We have no ongoing activities with BMS other than the continued payment of royalties that are not pursuant to a license, but rather are a financial obligation negotiated as part of the asset purchase price. Thus, the Company does not believe that the asset purchase agreement is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company does not believe that the royalties payable under the asset purchase agreement rise to the level of materiality under Item 601(b)(10)(i). Therefore the Company respectfully submits that the agreement is not required to be filed.

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

In response to the Staff’s comments in the second and third bullets above, the Registration Statement has been revised to disclose the material terms of the Kreussler and CryoLife agreements and to disclose the termination of the royalty obligations under the Bristol-Myers Squibb agreement.

Artes Medical Settlement Agreement

11.	We note your response to comment 42, and we reissue the comment because we are unable to locate responsive disclosure in this section. Please disclose all the products that you sell commercially or that you or your collaborators are developing that use CaHA particles.

In response to the Staff’s comment, the Registration Statement has been revised to add disclosure that CaHA particles are used in Radiesse products (other than Radiesse Voice Gel), Coaptite and in certain dermal filler products that are in development.

Pre-Market Approval Pathway

12.	We note your revisions pursuant to comment 45. Please further revise the description of the PMA process so it is more detailed and specific regarding the clinical trials a device must undergo. For example, you state on pages 2 and 44 that BioGlue is “currently in early stage human trials,” but we are unable to locate this stage of development in the description on page 61. Please ensure it is clear exactly where BioGlue currently stands in the development process and which steps it still needs to complete prior to being commercialized.

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

In response to the Staff’s comment, the Registration Statement has been revised to add the requested additional disclosure regarding the clinical trials a device must undergo. In this regard, the disclosure notes the current status of the BioGlue development process and the steps it still needs to complete prior to it being commercialized. Additionally, the disclosure on pages 2 and 44 (as well as on page 31) has been revised to clarify that “early stage human trials” refers to feasibility studies.

Compensation Discussion and Analysis

Bonus Program

13.	We note your response to comment 48. The revenue targets upon which Messrs. De Lange’s and Holmes’ bonuses were based in 2007 and will be based in 2008 appear to be material. Also, based upon the argument you presented in response to our comment, it does not appear that disclosure of these target levels would cause competitive harm to the extent contemplated by Instruction 4 to Item 402(b)(4) of Regulation S-K. Please disclose these targets. See “Staff Observations in the Review of Executive Compensation Disclosure” at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

In response to the Staff’s comment, the Registration Statement has been revised to provide disclosure of the fiscal 2007 revenue targets and to note that the fiscal 2008 revenue targets have not yet been established.

14.	We note your response to comment 49. Please disclose the fiscal 2007 and 2008 targets for “U.S. and international sales of Radiesse.” Based upon the argument you presented in response to our comment, it does not appear that disclosure of these target levels would cause competitive harm to the extent contemplated by Instruction 4 to Item 402(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Registration Statement has been revised to provide disclosure of the fiscal 2007 revenue targets, and to note that the fiscal 2008 revenue targets have not yet been established.

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

Employment Agreements

15.	We note the revisions pursuant to comment 50. We reissue the comment in part because we are unable to locate new disclosure addressing the second and third sentences of the comment. Please revise the CD&A to discuss how the employment arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Finally, provide an analysis explaining why you structured the terms and payment levels of these arrangements as you have.

In response to the Staff’s comment, the Registration Statement has been revised to provide the requested additional disclosure.

Related Party Transactions

16.	We note your response to comment 51. It appears the contracts underlying the November 2005, June/July 2006, and May 2007 stock sales are required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file them or provided a detailed analysis explaining why you do not believe they are required to be filed.

In response to the Staff’s comment, we have filed the contracts underlying the November 2005, June/July 2006, and May 2007 stock sales.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Stock Based Compensation

Stock Options Granted to Non-employees

17.	Please refer to your response to comment 60. Update your filing to clarify how you determined your volatility for each year presented. For stock options granted in fiscal year 2007 it is still not clear why the volatility rate used is significantly lower than most other companies’ that have recently gone public. Please provide additional support clarifying the adequacy of the 45% volatility rate used. In order to help us evaluate your analysis, include the names of the companies that you used as comparables. In addition, revise your disclosures to include all of the disclosures required by paragraph A240(e)(2)(b) of SFAS 123(r).

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

In response to the Staff’s comment, the Registration Statement has been revised to clarify how the Company determined its volatility with respect to non-employee options for each year presented, including additional support clarifying the adequacy of the 45% volatility rate. The Company set its volatility assumption in fiscal 2007 by using the current historical volatility of five publicly-traded companies it determined to be in its similar industry. The five companies it used were Anika (ANIK), Conceptus (CPTS), LifeCell (LIFC), Mentor (MNT) and Medicis (MRX).

Based on the analysis performed, the Company believes that a future volatility assumption of 45% is appropriate and reflects its pre-IPO business cycle. Had we used a volatility rate greater than 45% or even twice this rate, the impact on the compensation expense for non-employee options would not be materially different from the recorded amounts.

In addition, the Company has revised its disclosures to include all of the disclosures required by paragraph A240(e)(2)(b) of SFAS 123R.

Note 6. Convertible Preferred Stock

Series A and B Convertible Participating Preferred Stock

18.	We will continue to evaluate your response to comment 58 regarding the existence of a beneficial conversion feature until IPO price has been set, particularly with respect to the Series E convertible preferred stock issued in March 2007.

We acknowledge and understand the Staff’s comment.

Please note that with Amendment No. 2, as we indicated in our response to the Staff’s Comment No. 16 from its letter dated September 13, 2007, we have provided the names of the CaHA particle manufacturers, discussed the material terms thereof as to which confidential treatment is not being sought, and have filed the agreements.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call me at (650) 320-4872.

Greg Belliston

U.S. Securities and Exchange Commission

October 15, 2007

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul